

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Marcel Verbaas
President and Chief Executive Officer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 1200
Orlando, FL 32801

> **Re: Xenia Hotels & Resorts, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed October 9, 2014**
> **File No. 001-36594**

Dear Mr. Verbaas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 20 in our letter dated September 10, 2014. Please revise the introductory language for the operating statistics tables on pages 2, 138, and 139 to clarify that the tables set forth certain information for the Xenia portfolio on a pro forma basis. Please also revise your footnotes in these tables to clarify that the referenced statistics include data for acquired hotels while they were under prior ownership. Finally, please include cross-references to your disclosure in the MD&A section of the actual operating statistics for the acquired hotels since their dates of acquisition.

<u>Our Structure and Reorganization Transactions, page 13</u>

2.   We note your disclosure on page 13 that Inland American has entered into an agreement to sell the Suburban Select Service Portfolio and your disclosure on page ii that the net proceeds will be distributed to Inland American. Please revise this section to clarify, if true, that Xenia will not receive any of the proceeds from this sale.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3401 with any other questions.

                          Sincerely,

                          /s/ Jennifer Gowetski

                          Jennifer Gowetski
                          Special Counsel

cc: Cathy A. Birkeland, Esq.